the HUSTLE

INVESTMENT DECK

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

CNBC, Bloomberg, The Wall Street Journal...these are well-know brands, but how many millennials do you know who read and love them?

Millennial reader composition:

- The Wall Street Journal: 28%
- Bloomberg: 29%
- CNBC: Lowest overall viewership since 1995[1]

The legacy outlets have are struggling to captivate one of America's most powerful generations.

[1] In 2014—its least-watched year since 1995—CNBC had an average audience of 177,000 people from the hours of 9:30 a.m. and 5 p.m., according to Nielsen (Source: WSJ).
This slide represents management opinions and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Our Solution

the HUSTLE

We believe The Hustle is A daily email that concisely tells readers what’s going on with business and culture in a conversational, witty, and irreverent tone

THE WALL STREET JOURNAL + THE DAILY SHOW WITH JON STEWART = the HUSTLE



Our mission is to be always reliable like the WSJ and consistently funny like the Daily show. We plan to become the most trusted brand for ambitious young professionals, and we’re starting with business.

So, who reads The Hustle?

- 71% male
- 65% of readers are between 18-34 years old
- Mostly live in big cities
- Mostly work in tech, advertising, and business development

Our target customers are young, hip, smart, influential, rich, and are notoriously hard to impress.

Marketers call them HENRY's (High Earning, Not Rich Yet). We call them friends.

And here's what they look like...




Photos from Hustle Con*, our annual conference where nearly 1,500 attendees flew in from 26 countries.

* Hustle Con was created by the founders of The Hustle in 2014 and is currently owned by The Hustle.

Here’s what we’ve accomplished



200,000
DAILY SUBSCRIBERS (SINCE APRIL 2016)



43%
DAILY OPEN RATE



$25k
AVERAGE MONTHLY ADVERTISING REVENUE (FROM JUN 2016 TO JAN 2017)



$490k
TOTAL EVENTS REVENUE (16 MONTHS) FROM 3,500 TOTAL ATTENDEES ACROSS ALL EVENTS



1,000+
BRAND AMBASSADORS

Past performance is not an indication of future results. These statements represent management estimates based on information currently available and are subject to risks and uncertainties. They do not represent guarantees of future results, levels of activity, performance, or achievements.

And we know how to grow our business



The number of Monthly Readers are calculated from number of monthly users in addition to the number of opens. This slide represents management estimates and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

So what makes The Hustle so special?

Our audience.

- **Open rate**: 2x industry open rate (42% vs. 19.3%[1])

- **Ad click through rates:** 18x online advertisement click-through rate (3.15% vs 0.15% [2])

- **Mobilization:** We host monthly events that get 600+ signups and annual conferences that have nearly 1,500 attendees from around the world

- **Brand love:** 1,000+ brand ambassadors who use a custom URL to get friends to sign up

- **Net Promoter Score**: 73, score taken from 800 respondents

[1] Mean unique open rate in the media & Publishing industry is 19.3% in 2016 (Source: IBM).
In comparison to The Hustle, the Media & Publishing vertical may have a lower open rate as a result of sending emails at a higher frequency than The Hustle.
[2] Average all formats (flash, image, rich media expandable, etc.) advertisement placement click-through rate from Jan 2016 to Nov 2016 is 0.15% (Source: Rich Media Gallery Benchmarks Tool).
These statements represent management estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

We own our audience’s attention each morning at 9:00 AM

It's the only email I read *every day* and it's my main source of news, and let me tell you — I'm lovin'it.

- Kasey Luck

So I’m repping the clique AND EVEN got the ambassador link on my Instagram URL (no lie).

- Juan Pereyda

Hey, Hustlers.

I just wanted to say: The Hustle is one of the best parts of my day. My work day. In fact, I'd say it's the second best part of my work day, right after the part where I walk out the door and make like a tree.

But seriously. Love you guys. Keep it up!

- Ries "You Should Subscribe To The Hustle" Murphy

What does caffeine and the HUSTLE have in common to me? Both change my entire view of the world every day between 9 and 10 o'clock.

Thank you for existing.

- Jason

Really impressed with the quality of the daily email, you guys are killing it.

- Walker Williams (founder of Teespring)

Guys,

I noticed today’s email was a few minutes late. What’s going on? I’ve scheduled my morning routine around reading The Hustle, so please don’t be late otherwise I can’t start my day!

- Nikhil Arora (founder of Back to the Roots)

Your writing on The Hustle, consistency of tone and spirit across topics is a rare talent. Keep it up!

- Scott Belsky (founder of Behance and partner at Benchmark)

Some of the above testimonials are not verbatim quotes and were made in person. The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



So… what's our next goal for The Hustle?

We plan to grow to 1 million daily users with an industry crushing open rate

Our plan for the next five years

Advertising: We believe advertising will be our biggest source of revenue in the near term. Because of our engagement, we're able to charge ~$30 per 1,000 email sends. *Example*: Refinery29 $80m+ revenue, Bleacher Report $100m+ revenue

Events: Along with helping grow our brand and meeting our users, we expect events to be a major revenue source as well. *Example*: Web Summit, TED

Products: As we get to know our readers and see the data, we'll create products for them. *Example:* Twitch, PopSugar (ShopStyle)

This slide represents hypothetical, estimated growth based on management opinion and estimates and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.









John

Cofounder, design,
tech, editorial

Sam

Cofounder, sales,
CEO, recruiting

Kera

Advertising
operations, events

Kendall

Content, formerly
Bleacher Report

second startup founded together, last
one was acquired.